SERVE AUTOMATION INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Serve Automation Inc.
Hawthorne, California

We have reviewed the accompanying financial statements of Serve Automation Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 17, 2023
Los Angeles, California

SERVE AUTOMATION INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	6,712,727	$	414,334
Prepaids and Other Current Assets		211,506		37,559
Total Current Assets		**6,924,233**		**451,892**
Property and Equipment, net		464,582		136,405
The right-of-use (ROU) asset		354,272		-
Security Deposit		109,293		109,293
Total Assets	**$**	**7,852,380**	**$**	**697,590**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	356,431	$	290,408
Credit Cards		118,524		60,602
Other Current Liabilities		104,046		77,093
Total Current Liabilities		**579,001**		**428,103**
Lease Liability		354,272		-
Total Liabilities		**933,272**		**428,103**
STOCKHOLDERS EQUITY				
Common Stock		93		90
Series Seed Stock		32		32
Series Seed-2 Preferred Stock		68		68
Series A Preferred Stock		70		-
Series A-1 Preferred Stock		9		-
Additional Paid in Capital		25,590,434		9,089,282
Retained Earnings/(Accumulated Deficit)		(18,671,600)		(8,819,985)
Total Stockholders' Equity		**6,919,107**		**269,487**
Total Liabilities and Stockholders' Equity	**$**	**7,852,380**	**$**	**697,590**

See accompanying notes to financial statements.

SERVE AUTOMATION INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	2,169	$	-
Cost of Goods Sold		-		-
Gross profit		2,169		-
Operating expenses				
General and Administrative		8,877,489		4,827,728
Research and Development		1,103,185		1,099,623
Sales and Marketing		23,496		-
Total operating expenses		10,004,170		5,927,351
Operating Income/(Loss)		(10,002,001)		(5,927,351)
Interest Expense		44,779		-
Other Loss/(Income)		(195,165)		(33,295)
Income/(Loss) before provision for income taxes		(9,851,615)		(5,894,056)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(9,851,615)**	**$**	**(5,894,056)**

See accompanying notes to financial statements.

SERVE AUTOMATION INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Series Seed Stock		Series Seed-2 Preferred Stock		Series A Preferred Stock		Series A-1 Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	8,944,359	$ **89**	3,230,179	$ **32**	6,781,631	$ **68**					$ **9,087,930**	$ **(2,925,929)**	$ **6,162,191**
Issuance of Stock	61,422	$ **1**	-	$ **-**	-	$ **-**					156		156
Share-Based Compensation											1,196		1,196
Net income/(loss)												(5,894,056)	(5,894,056)
Balance—December 31, 2021	**9,005,781**	**90**	**3,230,179**	**32**	**6,781,631**	**68**	**-**	**-**	**-**	**-**	**9,089,282**	$ **(8,819,985)**	$ **269,487**
Issuance of Stock	289,761	3	-	-	-	-	7,049,661	70	924,284	9	16,492,275		16,492,358
Share-Based Compensation											8,877		8,877
Net income/(loss)												(9,851,615)	(9,851,615)
Balance—December 31, 2022	**9,295,542**	$ **93**	**3,230,179**	$ **32**	**6,781,631**	$ **68**	**7,049,661**	$ **70**	**924,284**	$ **9**	$ **25,590,434**	$ **(18,671,600)**	$ **6,919,107**

See accompanying notes to financial statements.

SERVE AUTOMATION INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022	2021
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	(9,851,615)	$ (5,894,056)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of Property		58,995	16,906
Amortization of Intangibles		-	-
Share-based Compensation		8,877	1,196
Changes in operating assets and liabilities:			
Prepaids and Other Current Assets		(173,948)	(10,278)
Accounts Payable		66,023	275,106
Credit Cards		57,922	29,703
Other Current Liabilities		26,952	19,100
Security Deposit		-	(8,732)
Net cash provided/(used) by operating activities		**(9,806,793)**	**(5,571,056)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		(387,172)	(126,581)
Net cash provided/(used) in investing activities		**(387,172)**	**(126,581)**
CASH FLOW FROM FINANCING ACTIVITIES			
Capital Contribution		16,492,358	156
Net cash provided/(used) by financing activities		**16,492,358**	**156**
Change in Cash		6,298,393	(5,697,481)
Cash—beginning of year		414,334	6,111,815
Cash—end of year	**$**	**6,712,727**	**$ 414,334**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	44,779	$ -
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Serve Automation Inc. was incorporated on February 12, 2019 in the state of Delaware. The financial statements of Serve Automation Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hawthorne, California.

Stellar is up-ending the quick service food industry with their automated, robotic mobile pizza truck – it's a restaurant that drives directly to the customer, removing the need for expensive real estate while reducing the cost of labor. Robotics allow Stellar to serve high-quality, delicious, and affordable pizzas. Rather than selling the technology to restaurants and venues, Stellar is building a fleet of mobile pizza restaurants to build a nationwide brand in the following years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $6,174,983 and $7,867, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture & Fixtures	5-7 years
Computers	5-7 years
Office Equipment	5-7 years
Machinery & Equipment	5-7 years
Leasehold Improvements	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Serve Automation Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues through pizza sales.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $23,496 and $0, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 17, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 372,445	$ 372,445	$ 372,445
Liabilities				
Current portion of lease obligat	-	228,352	228,352	$ 228,352
Lease obligation	-	144,093	144,093	$ 144,093
Deferred rent current	-	-	-	$ -
Deferred rent non-current	-	-	-	$ -
Equity				
Retained Earnings	-	-	-	$ -
Total	$ -	$ -	$ -	$ -

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid Expenses	54,902	37,559
R&D Tax Credit Receivable	156,604	-
Total Prepaids and Other Current Assets	**$ 211,506**	**$ 37,559**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Payroll Liabilities	67,129	63,167
Accrued payable	36,917	13,926
Total Other Current Liabilities	**$ 104,046**	**$ 77,093**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,	2022	2021
Furniture & Fixtures	$ 2,500	$ -
Computers	121,129	-
Office Equipment	18,665	-
Machinery & Equipment	394,809	149,930
Leasehold Improvements	4,575	4,575
Property and Equipment, at Cost	**541,677**	**154,505**
Accumulated depreciation	(77,095)	(18,100)
Property and Equipment, Net	**$ 464,582**	**$ 136,405**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $58,995 and $16,906, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 32,500,000 shares of Common Stock at a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 9,295,542 and 9,005,781 shares were issued and outstanding, respectively.

Series Seed Preferred Stock

The Company is authorized to issue 3,230,179 shares of Series Seed Preferred Stock at a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 3,230,179 shares have been issued and are outstanding.

Series Seed-2 Preferred Stock

The Company is authorized to issue 6,781,631 shares of Series Seed-2 Preferred Stock at a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 6,781,631 shares have been issued and are outstanding.

Series A Preferred Stock

The Company is authorized to issue 7,764,115 shares of Series A Preferred Stock at a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 7,049,661 shares and 0 share were issued and outstanding, respectively.

Series A-1 Preferred Stock

The Company is authorized to issue 924,284 shares of Series A-1 Preferred Stock at a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 924,284 shares and 0 share were issued and outstanding, respectively.

6. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 4,111,465 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant

factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	2,354	$ 0.06	-
Granted	449,750		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	452,104	$ 0.06	10.27
Exercisable Options at December 31, 2021	18,838	$ 0.06	10.27
Granted	457,818	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	476,656	$ 0.06	9.27
Exercisable Options at December 31, 2022	142,817	$ 0.06	9.27

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 was $8,877 and $1,196, respectively.

7. DEBT

Lease

The company entered into a operating lease agreement Terreno Hawthorne LLC to rent business premises in Hawthorne, California. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. The lease agreement generally does not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

	December 31, 2022
Lease liability	
Beginning balance	$ 562,701
Additions	$ -
Lease payments	(208,430)
Balance at end of period	$ 354,272

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

		December 31, 2022
2023	$	230,255
2024		124,017
2025		-
2026		-
2027		
Thereafter		-
Total	**$**	**354,272**

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		**2022**		**2021**
Net Operating Loss	$	(1,619,010)	$	(1,670,575)
Valuation Allowance		1,619,010		1,670,575
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		**2022**		**2021**
Net Operating Loss	$	(3,955,936)	$	(2,336,925)
Valuation Allowance		3,955,936		2,336,925
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $13,257,157, and the Company had state net operating loss ("NOL") carryforwards of approximately $13,257,157. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through October 17, 2023, which is the date the financial statements were available to be issued.

On May 12, 2023, the Company entered into a loan and security agreement with SILICON VALLEY BANK. Each Term Loan Advance must be in an amount equal to at least Five Hundred Thousand Dollars ($500,000) or such lesser amount as remains available.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $10,002,001, an operating cash flow loss of $9,806,793, and liquid assets in cash of $6,712,727, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.